Filed Pursuant to Rule 424(b)(3)

Registration No. 333-157688

NORTHSTAR REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 8 DATED SEPTEMBER 30, 2011

TO THE PROSPECTUS DATED APRIL 22, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 22, 2011 and Supplement No. 7 dated August 18, 2011. The purpose of this Supplement No. 8 is to disclose:

•	the status of our initial public offering; and

•	the origination of a senior mortgage loan.

Status of Our Initial Public Offering

We commenced our initial public offering of $1,100,000,000 in shares of common stock on July 19, 2010. Of these shares, we are offering $1,000,000,000 in our primary offering and $100,000,000 pursuant to our distribution reinvestment plan.

As of September 29, 2011, we had received and accepted subscriptions in our initial public offering for an aggregate of 6,158,570 shares of common stock, or $61,415,030, including shares issued under our distribution reinvestment plan. As of September 29, 2011, 104,367,746 shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. Our initial public offering is expected to terminate on or before July 19, 2012, unless extended by our board of directors.

Origination of a Senior Mortgage Loan

On September 28, 2011, we, through a subsidiary, directly originated a senior mortgage loan, or the senior loan, in the amount of $9.5 million to a borrower that has developed and acquired an aggregate of approximately four million square feet of retail space nationwide, which it still owns and actively manages. We funded the senior loan with proceeds from our ongoing initial public offering. The borrower used the proceeds to refinance a grocery-anchored neighborhood shopping center located in Bradenton, Florida, or the Bradenton Property, consisting of two buildings and an outparcel with approximately 85,000 total rentable square feet and 390 parking spaces. The Bradenton Property is anchored by Sweetbay Supermarkets, or Sweetbay, which occupies approximately 58% of the Bradenton Property. Sweetbay was identified by its indirect parent company, Delhaize Group S.A., or the Delhaize Group, as being the third largest grocery chain on the West Coast of Florida as of December 2010 and has a remaining lease term of over 11 years, which is guaranteed by Delhaize America, Inc., an affiliate of the Delhaize Group.

The senior loan bears interest at a floating rate of 500 basis points over the one-month London Interbank Offered Rate, or the LIBOR Rate, but at no point shall the LIBOR Rate be less than 3.25%, which results in a minimum interest rate of 8.25%. In addition, we earned an upfront fee of 1.0%. The initial term of the senior loan is 36 months, with two one-year extension options available to the borrower, subject to certain performance tests. The senior loan may be prepaid during the initial term, provided that the borrower pays the remaining interest due on the senior loan through the initial term. Thereafter, the senior loan may be prepaid without charge or penalty.

The current occupancy at the Bradenton Property is approximately 96%, its loan-to-value ratio, or LTV ratio, is approximately 76% and its current net operating income is approximately $1.1 million. Net operating income exceeds the current interest payment by approximately 1.4x, which we refer to as the interest coverage, and the debt yield is approximately 11.7%.

The LTV ratio is the amount loaned by us to the borrower over the current appraised value of the Bradenton Property as of August 2011. Net operating income is calculated based on the in-place rent roll as of August 2011 less the 2010 operating expenses. Interest coverage is calculated as the current net operating income over the projected annual interest paid by the borrower, and the debt yield is the amount of current net operating income over the senior loan.